Exhibit 99.4

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET Security Class COMMON CLASS SAMPLETOWN SS X9X 9X9 Holder Account Number C1234567890 X X X Fold Form of Proxy - Annual and Special Meeting to be held on May 15, 2014 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Tuesday, May 13, 2014. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically Call the number listed BELOW from a touch tone to the following web site: You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting www.computershare.com/eDelivery and clicking 1-866-732-VOTE (8683) Toll Free Smartphone? on “eDelivery Signup”. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456 24FE14114_010MMA CPUQC01

Appointment of Proxyholder

TO Computershare

In the matter of the common share proxy solicited by Management for the **Annual and Special Meeting of Common Shareholders (the "Meeting") of Stantec Inc. ("Stantec") to be held at the MacEwan University, CN Theatre, Room 5-142, 10500 - 104 Avenue, Edmonton, AB on May 15, 2014 at 10:30 AM (Mountain Daylight Time)**, I as a participant in the Employee Stock Savings Plan for Stantec Inc. (the "Savings Plan"), hereby direct Computershare, as trustee under the Savings Plan, to execute a proxy on my behalf in respect of the common shares credited to my account under the Savings Plan (the "Plan Shares"). **I further direct Computershare to appoint** Aram H. Keith, Chair of Stantec Inc., or failing him, Robert J. Gomes, President and CEO of Stantec Inc. to vote as follows:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Douglas K. Ammerman	☐	☐	02. David L. Emerson, PC	☐	☐	03. Delores M. Etter	☐	☐
04. Anthony P. Franceschini	☐	☐	05. Robert J. Gomes	☐	☐	06. Susan E. Hartman	☐	☐
07. Aram H. Keith	☐	☐	08. Donald J. Lowry	☐	☐	09. Ivor M. Ruste	☐	☐

Fold

2. Appointment of Auditors

For ☐ Withhold ☐

The reappointment of Ernst & Young, Chartered Accountants, as Stantec's auditor and authorizing the directors to fix the auditor's remuneration.

3. Rescindment and Approval of Bylaws

For ☐ Against ☐

Resolved, as further disclosed in Stantec's information circular delivered in advance of the Meeting, that the shareholders approve the rescindment of Bylaw No. 1 and adoption of Bylaw No. 2.

4. Approval of LTI Plan and Ratification of Awards

For ☐ Against ☐

Resolved, as further disclosed in Stantec's information circular delivered in advance of the Meeting, that the long-term incentive plan be approved and the grant of certain awards made under that plan be ratified.

5. Non-binding Advisory Vote on Executive Compensation

For ☐ Against ☐

Fold

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec's information circular delivered in advance of the Meeting.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s) ☐

Date DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Financial Review - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

SEKQ 048814 AR1

24FE14114_010MND